

Mail Stop 3720

January 13, 2017

Ho Sit Chye
Chief Executive Officer
HWH International Corp.
Suite 19
Wisma Zelan, Jalan Tasik Permaisuri 2
Bandar Tun Razak 56100
Kuala Lumpur, Malaysia

> **Re:     HWH International Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 6, 2017**
> **File No. 333-214139**

Dear Mr. Ho:

We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our November 10, 2016 letter.

Business Information, page 12

1.  We note your response to comment 1 explaining the purpose of your Hong Kong and Malaysia subsidiary structure.  Please provide additional disclosure as to the purpose and material effects of the company's Anguilla subsidiary structure.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794, or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters.  Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 − Telecommunications